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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X       Form 40-F
               -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes           No   X
         -----        -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, an announcement of the Registrant relating to the change of Directors and Supervisors of the Registrant.


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                                (PETROCHINA LOGO)

                (PETROCHINA COMPANY LIMITED IN CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


                       CHANGE OF DIRECTORS AND SUPERVISORS

The board of directors (the "Board of Directors") of PetroChina Company Limited (the "Company") announces that on May 18, 2004, Mr. Ma Fucai has resigned as both a director of the Company and the Chairman of the Board of Directors for personal reasons. Having all reached retirement age, Mr. Wu Yaowen has resigned as both a director of the Company and the Vice Chairman of the Board of Directors, Mr. Chen Weizhong and Mr. Bai Xinhe have resigned as supervisors of the Company. Each of Mr. Ma Fucai, Mr. Wu Yaowen, Mr. Chen Weizhong and Mr. Bai Xinhe confirms that he has no disagreement with the Board of Directors or the Supervisory Committee of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board of Directors expresses its sincerest gratitude to Mr. Ma Fucai, Mr. Wu Yaowen, Mr. Chen Weizhong and Mr. Bai Xinhe for their contribution to the Company during their respective terms of office.

At the annual general meeting of the Company for the year 2003 held on May 18, 2004, Mr. Jiang Jiemin, Mr. Zhou Jiping and Mr. Duan Wende were elected as directors of the Company and Mr. Sun Xianfeng and Mr. Xu Fengli were elected as supervisors of the Company. Mr. Chen Geng was appointed as the Chairman of the Board of Directors and Mr. Jiang Jiemin was appointed as the Vice Chairman of the Board of Directors and the President of the Company at a meeting of the Board of Directors held on May 19, 2004.

Mr. Jiang Jiemin, aged 48, is a senior economist. Mr. Jiang graduated from the University of Shandong in industrial economics management in 1982 and from the University of the Central Communist Party of China Cadre Correspondance Undergraduate Course in economics management in 2001. He has almost 30 years' experience in China's oil and gas industry. Mr. Jiang was a Deputy Director of Shengli Petroleum Administration Bureau from 1993 and Director of Qinghai Petroleum Administration Bureau from November 1994. Mr. Jiang had been an Assistant President of China National Petroleum Corporation ("CNPC") and the Head of the Preparation Committee of the Restructuring and Listing of CNPC from February 1999. Mr. Jiang was a Director and Vice President of the Company from November 1999 to June 2000 when Mr. Jiang became Vice Governor of Qinghai Province. Mr. Jiang was a Standing Committee member of the Communist Party of Qinghai Province and Vice Governor of Qinghai Province from November 2000 and Deputy Secretary of the Communist Party of Qinghai Province and Vice Governor of Qinghai Province from June 2003. Mr. Jiang became Vice President of CNPC since April 2004 and became a director of the Company since May 18, 2004.

Mr. Zhou Jiping, aged 52, is a senior engineer, holds a master's degree in marine geologic structure from the Nanhai Marine Research Institute of the China Academy of Sciences. He has over 30 years' experience in China's oil and gas industry. Mr. Zhou was the Exploration Manager of the Exploration and Development Department of China National Offshore Oil Corporation,

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Manager of the Overseas Department of the International Cooperation Bureau of
China National Petroleum Company, President of China National Oil & Gas Exploration and Development Corporation in Vanuatu and President of China National Oil & Gas Exploration and Development Corporation in Papua New Guinea. Mr. Zhou has also worked as Vice Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Company, Vice President of China National Oil & Gas Exploration and Development Corporation and concurrently as President of the Greater Nile Petroleum Operating Company (Sudan) from November 1996. He has been President of China National Oil & Gas Exploration and Development Corporation and concurrently Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Company since December 1997, President of China National Oil & Gas Exploration and Development Corporation since October 1998, Assistant to the President of CNPC and concurrently President of China National Oil & Gas Exploration and Development Corporation since August 2001 and Vice President of CNPC since December 2003.

Mr. Duan Wende, aged 53, is a senior engineer, graduated from the University of Nankai in economics management and from the University of the Central Communist Party of China Cadre Correspondance Undergraduate Course in economics, and pursued post master's degree studies at the Postgraduate School of the Chinese Academy of Social Sciences in investment economics while working. He has over 30 years' work experience in China's petrochemical industry. From April 1975 to June 1999, he was the Deputy Factory Manager of Fushun Factory No. 628 and a chemical fibres factory, Commander of Command Office of Fushun Petrochemical Corporation ethylene project, Deputy Factory Manager of an ethylene petrochemical factory, the Factory Manager of an acrylic fibres petrochemical factory and a detergent factory, Deputy Manager of Fushun Petrochemical Corporation and Manager of Fushun Petrochemical Corporation since May 1999, and General Manager of Fushun Petrochemical Branch Company since October 1999. He has been an Assistant President of CNPC since August 2001. He has been appointed as Vice President of the Company since March 2002, and Vice President of CNPC since December 2003.

Mr. Sun Xianfeng, aged 51, graduated from Huadong Petroleum Institute in September 1977. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary head in June 1998. He has been Deputy Director of the Audit Department of CNPC since October 2000, and has worked concurrently as Director of the Audit Services Centre of CNPC since December 2000.

Mr. Xu Fengli, aged 56, is a senior accountant, graduated from Xi'an Petroleum Institute in July 1985. Mr. Xu has been Chief Accountant of Fushun Petrochemical Corporation since November 1995, Deputy Director of Finance and Assets Department of CNPC since November 1998, Deputy General Manager of the Finance Department of the Company since December 1999 and Director of the Administrative Office of the Supervisory Committee of the Company since October 2003.

None of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Xu Fengli has entered into any service contract with the Company and there is no designated length of service (except the retirement by rotation of directors under the articles of association of the Company). As the date hereof, none of them has any interests in the shares of the Company which is required to be disclosed under Part XV of the Securities and Futures Ordinance. Save as disclosed herein, none of them has any relationship with any directors, senior management or substantial or controlling shareholders of the Company. The emoluments of the directors and supervisors of the Company comprise three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to

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75% of the total emoluments, of which performance bonuses account for approximately 0% to 25% and stock appreciation rights account for approximately 50% to 70%. Variable components of the emoluments are linked to the attainment of specific performance targets of the Company, such as net profit, return on capital and cost reduction targets.

The Board of Directors would like to extend its warmest welcome to Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Xu Fengli.

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng, as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


                                                        By Order of the Board
                                                              LI HUAIQI
                                                        Secretary to the Board

Beijing, PRC
May 19, 2004

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           PetroChina Company Limited



Dated: May 20, 2004                        By: /s/ Li Huaiqi
                                               ---------------------------------
                                           Name:  Li Huaiqi
                                           Title: Company Secretary